UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 1 March 2022

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**
("Gold Fields" or "the Company")

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that Prescribed Officers and directors of major subsidiaries of Gold Fields took ownership of their Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan ("Scheme") as amended.

Accordingly, the following trades are announced:

Name of Director, Prescribed Officer, Director of Major subsidiary	P Matete
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	24/02/2022
Number of Shares traded	11,942,00
Number of Shares retained	0
Market Price per share	R209,8446
Total Value	R2,505,946.21
Name of Director, Prescribed Officer, Director of Major subsidiary	**B Mokoatle**
Nature of transaction	On market sale of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	24/02/2022
Number of Shares traded	21,576,00
Number of Shares retained	0
Market Price per share	R210,7907
Total Value	R4,548,020.14

Shareholders are further advised that Mr. BJ Mattison, an executive of Gold Fields Limited, sold Gold Fields Limited shares on the open market.

Details of the transactions are set out below:

Name of executive	**BJ Mattison**
Nature of transaction	On market sale of shares
Transaction Date	24 February 2022
Number of Shares	50 000
Class of Security	Ordinary Shares
Highest Price per Share	R220.01
Lowest Price per Share	R215.00

Weighted Average Price per Share	R217.34
Total Value	R10,866,795.43
Vesting Period	Nil
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

28 February 2022
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 1 March 2022

By: <u>/s/ C I Griffith</u>

Name: C I Griffith
Title: Chief Executive Officer